

03028110

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.


RECD S.E.C.
JUL 30 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 30, 2003.

CWMBS, INC.



By: ______________________
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-34
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-34

July 28, 2003 12:21PM
Deal Name: cwhl0334_z13
Prepayment: 300 PSA

Merrill Lynch & Co.

Settlement Date: July 31, 2003
Dated Date: July 01, 2003
First Payment Date: August 25, 2003

Collateral Coupon and Price Interpolation

Coupon:	5.00000	-->	Priced at:	101-26
Coupon:	5.50000	-->	Priced at:	103-07+

Face of Bonds:	485,301,000.00	
Bond Accr Intr:	2,123,191.87	
Gross Proceeds:	494,400,790.89	
Underwriting Fees:	196,000.00	
Net Proceeds:	494,204,790.89	
Collat Accr Intr:	2,123,191.88	
Net Total Face:	492,081,599.01	
Coll. Coupon:	5.25000	
Coll. Price:	102.52344	102-166
Bond Price:	101.39719	101-126
BEHIND:	1.12624	1-04

Class	Size	Coupon	Paydown Pd	WAL	Price	Yield	Pricing Spec	Spread/Tsy	Spread/Wal	UW Spread
A1	174,640,000.00	4.250%	08/2003-08/2008	2.870	101-00	3.7980	101-00	220.18/3	224.37	0.00000
A2	3,000,000.00	4.500%	08/2008-09/2010	6.070	101-00	4.2919	101-00	155.02/7	174.57	0.00000
A3	30,500,000.00	5.000%	08/2008-09/2010	6.070	101-093	4.7346	101-093	199.29/7	218.85	0.00000
A4	32,422,000.00	5.250%	08/2008-09/2010	6.070	101-14	4.9561	101-14	221.44/7	240.99	0.00000
A5	5,000,000.00	4.500%	09/2010-09/2012	8.060	101-00	4.3457	101-00	97.32/10	138.11	0.00000
A6	30,342,000.00	5.250%	09/2010-09/2012	8.060	101-14	5.0298	101-14	165.73/10	206.52	0.00000
A7	10,166,000.00	5.000%	09/2012-10/2017	11.060	101-00	4.8910	101-00	151.85/10	146.57	0.00000
A8	23,536,000.00	5.000%	09/2012-10/2017	11.060	101-00	4.8910	101-00	151.85/10	146.57	0.00000
A9	300,000.00	5.000%	09/2012-10/2017	11.060	101-00	4.8910	101-00	151.85/10	146.57	0.00000
A10	9,175,000.00	5.250%	10/2017-06/2033	17.214	101-14	5.1459	101-14	77.61/30	141.37	0.00000
A11	113,077,000.00	5.250%	08/2003-08/2009	2.820	101-14	4.6017	101-14	300.55/3	306.36	0.00000
A12	25,000,000.00	5.250%	08/2009-11/2017	10.050	101-14	5.0719	101-14	169.94/10	169.69	0.00000
A13	825,000.00	5.250%	08/2009-11/2017	10.050	101-14	5.0719	101-14	169.94/10	169.69	0.00000
A14	11,203,000.00	5.250%	08/2009-11/2017	10.050	101-14	5.0719	101-14	169.94/10	169.69	0.00000
A15	15,415,000.00	5.250%	11/2017-07/2033	18.533	101-14	5.1525	101-14	78.28/30	135.45	0.00000
A16	350,000.00	5.500%	11/2017-07/2033	18.533	101-14	5.4034	101-14	103.37/30	160.55	0.00000
A17	350,000.00	5.000%	11/2017-07/2033	18.533	101-14	4.9017	101-14	53.20/30	110.38	0.00000
A18	33,264,761.90N	5.250%	08/2003-08/2008	2.870	2-09+	275.9296	2-09+	27433.34/3	27437.53	0.00000
A19	1,880,952.38N	5.250%	08/2008-09/2010	6.070	3-02	210.8870	3-02	20814.53/7	20834.08	0.00000
A20	714,285.71N	5.250%	09/2010-09/2012	8.060	3-02	210.9464	3-02	20757.39/10	20798.18	0.00000
A21	1,619,142.86N	5.250%	09/2012-10/2017	11.060	9-06	61.4107	9-06	5803.82/10	5798.54	0.00000

Treasury Curve: Durations not calculated

Deal file: /home/jasonk/deals/SHARE/cwhl0334_oleg.cmo

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CWHL 2003-34
30yr Fixed Rate Collateral

Collateral Type:	30yr Fixed Rate	
Pass-Through Coupon:	5.25%	
Aggregate Principal Balance:	$485,000,000	+/- 5%
Average Loan Balance:	$490,000 Approx.	
Approx. Gross WAC:	5.85%	+/- 20bps
WAM:	358	+/- 2
WA LTV:	69% Approx.	
Single Family (including PUDS)	95% Approx.	
Geographic:	Max 50% California	
Cash-Out Refi.:	25% Approx.	
Avg. FICO:	735 Approx	
Rating/Subordination:	AAA/ 3.00%	+/- 50bps
Settlement:	July 31, 2003	
Whole Loan Desk	AAA - Mike De Asla	- 449-5326
	Jason Kim	- 449-5323

The information herein has been provided solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Neither Merrill Lynch, the Issuer of the securities nor any of its affiliates make any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The information contained herein will be superseded by the description of the collateral pool contained in the prospectus supplement relating to the securities.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-35
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-35

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_34_SUBS 30 year 5.5's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/23/2003 11:58:38

Bond: M Balance: 6,500,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/31/2003 COMM 30 year WAC: 5.76 WAM: 359.27

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
97-12	5.555	5.589	5.609	5.615	5.621	5.637	5.655	5.670	5.696	5.759
97-16	5.541	5.573	5.592	5.598	5.603	5.618	5.635	5.650	5.674	5.734
97-20	5.527	5.557	5.575	5.581	5.586	5.600	5.616	5.629	5.652	5.708
97-24	5.514	5.541	5.558	5.564	5.568	5.581	5.596	5.609	5.630	5.683
97-28	5.500	5.526	5.542	5.546	5.551	5.563	5.577	5.589	5.609	5.658
98- 0	5.486	5.510	5.525	5.529	5.533	5.545	5.558	5.569	5.587	5.633
98- 4	5.472	5.494	5.508	5.512	5.516	5.526	5.538	5.548	5.566	5.608
98- 8	5.458	5.479	5.491	5.495	5.499	5.508	5.519	5.528	5.544	5.583
98-12	5.445	5.463	5.475	5.478	5.481	5.490	5.500	5.508	5.523	5.558
98-16	5.431	5.448	5.458	5.461	5.464	5.472	5.481	5.488	5.501	5.533
98-20	5.417	5.432	5.441	5.444	5.447	5.454	5.461	5.468	5.480	5.508
98-24	5.404	5.417	5.425	5.427	5.429	5.435	5.442	5.448	5.458	5.483
98-28	5.390	5.401	5.408	5.410	5.412	5.417	5.423	5.428	5.437	5.458
99- 0	5.376	5.386	5.391	5.393	5.395	5.399	5.404	5.408	5.416	5.433
99- 4	5.363	5.370	5.375	5.376	5.378	5.381	5.385	5.389	5.394	5.408
99- 8	5.349	5.355	5.358	5.359	5.360	5.363	5.366	5.369	5.373	5.384
99-12	5.336	5.340	5.342	5.343	5.343	5.345	5.347	5.349	5.352	5.359
99-16	5.322	5.324	5.326	5.326	5.326	5.327	5.328	5.329	5.331	5.334
99-20	5.309	5.309	5.309	5.309	5.309	5.309	5.309	5.309	5.309	5.310
99-24	5.295	5.294	5.293	5.292	5.292	5.291	5.290	5.290	5.288	5.285
99-28	5.282	5.279	5.276	5.276	5.275	5.273	5.272	5.270	5.267	5.261
100- 0	5.269	5.263	5.260	5.259	5.258	5.256	5.253	5.250	5.246	5.236
100- 4	5.255	5.248	5.244	5.242	5.241	5.238	5.234	5.231	5.225	5.212
AVG LIFE	14.44	11.84	10.62	10.31	10.02	9.32	8.64	8.14	7.43	6.14
DURATION	9.24	8.14	7.59	7.44	7.30	6.95	6.59	6.31	5.89	5.07
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	7/33	6/33	5/31	3/25


COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_34_SUBS 30 year 5.5's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/23/2003 11:58:40

Bond: B1 Balance: 2,750,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/31/2003 COMM 30 year WAC: 5.76 WAM: 359.27

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
95-28	5.724	5.780	5.815	5.825	5.835	5.861	5.891	5.916	5.960	6.066
96- 0	5.710	5.764	5.797	5.807	5.817	5.842	5.871	5.896	5.937	6.040
96- 4	5.696	5.748	5.780	5.790	5.799	5.823	5.851	5.875	5.915	6.014
96- 8	5.682	5.732	5.763	5.772	5.781	5.805	5.831	5.854	5.893	5.988
96-12	5.668	5.716	5.746	5.755	5.763	5.786	5.812	5.834	5.871	5.963
96-16	5.653	5.700	5.729	5.737	5.745	5.767	5.792	5.813	5.849	5.937
96-20	5.639	5.684	5.711	5.720	5.727	5.748	5.772	5.792	5.827	5.912
96-24	5.625	5.668	5.694	5.702	5.710	5.730	5.753	5.772	5.805	5.886
96-28	5.611	5.652	5.677	5.685	5.692	5.711	5.733	5.751	5.783	5.861
97- 0	5.597	5.636	5.660	5.667	5.674	5.692	5.713	5.731	5.761	5.835
97- 4	5.583	5.620	5.643	5.650	5.656	5.674	5.694	5.711	5.739	5.810
97- 8	5.569	5.604	5.626	5.633	5.639	5.655	5.674	5.690	5.717	5.784
97-12	5.555	5.589	5.609	5.615	5.621	5.637	5.655	5.670	5.696	5.759
97-16	5.541	5.573	5.592	5.598	5.603	5.618	5.635	5.650	5.674	5.734
97-20	5.527	5.557	5.575	5.581	5.586	5.600	5.616	5.629	5.652	5.708
97-24	5.514	5.541	5.558	5.564	5.568	5.581	5.596	5.609	5.630	5.683
97-28	5.500	5.526	5.542	5.546	5.551	5.563	5.577	5.589	5.609	5.658
98- 0	5.486	5.510	5.525	5.529	5.533	5.545	5.558	5.569	5.587	5.633
98- 4	5.472	5.494	5.508	5.512	5.516	5.526	5.538	5.548	5.566	5.608
98- 8	5.458	5.479	5.491	5.495	5.499	5.508	5.519	5.528	5.544	5.583
98-12	5.445	5.463	5.475	5.478	5.481	5.490	5.500	5.508	5.523	5.558
98-16	5.431	5.448	5.458	5.461	5.464	5.472	5.481	5.488	5.501	5.533
98-20	5.417	5.432	5.441	5.444	5.447	5.454	5.461	5.468	5.480	5.508
AVG LIFE	14.44	11.84	10.62	10.31	10.02	9.32	8.64	8.14	7.43	6.14
DURATION	9.17	8.08	7.54	7.39	7.25	6.91	6.56	6.28	5.87	5.05
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	7/33	5/33	7/30	5/24


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_34_SUBS 30 year 5.5's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/23/2003 11:58:41

Bond: B2 Balance: 1,500,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/31/2003 COMM 30 year WAC: 5.76 WAM: 359.27

Months 480	PSA 100	PSA 200	PSA 275	PSA 300	PSA 325	PSA 400	PSA 500	PSA 600	PSA 800	PSA 1000
91-28	6.196	6.314	6.386	6.408	6.428	6.484	6.546	6.600	6.690	6.914
92- 0	6.181	6.297	6.368	6.389	6.409	6.464	6.525	6.578	6.667	6.887
92- 4	6.166	6.280	6.350	6.370	6.390	6.444	6.504	6.556	6.644	6.860
92- 8	6.151	6.263	6.331	6.352	6.371	6.424	6.483	6.534	6.620	6.833
92-12	6.135	6.246	6.313	6.333	6.352	6.404	6.462	6.512	6.597	6.806
92-16	6.120	6.228	6.295	6.314	6.333	6.384	6.441	6.490	6.574	6.779
92-20	6.105	6.211	6.277	6.296	6.314	6.364	6.421	6.469	6.550	6.752
92-24	6.090	6.194	6.258	6.277	6.295	6.344	6.400	6.447	6.527	6.725
92-28	6.075	6.177	6.240	6.259	6.277	6.325	6.379	6.425	6.504	6.698
93- 0	6.060	6.161	6.222	6.240	6.258	6.305	6.358	6.404	6.481	6.671
93- 4	6.045	6.144	6.204	6.222	6.239	6.285	6.337	6.382	6.458	6.644
93- 8	6.030	6.127	6.186	6.204	6.220	6.265	6.317	6.360	6.435	6.617
93-12	6.016	6.110	6.168	6.185	6.202	6.246	6.296	6.339	6.412	6.591
93-16	6.001	6.093	6.150	6.167	6.183	6.226	6.276	6.317	6.389	6.564
93-20	5.986	6.076	6.132	6.149	6.164	6.207	6.255	6.296	6.366	6.537
93-24	5.971	6.060	6.114	6.130	6.146	6.187	6.234	6.275	6.343	6.511
93-28	5.956	6.043	6.096	6.112	6.127	6.168	6.214	6.253	6.320	6.484
94- 0	5.942	6.026	6.078	6.094	6.109	6.148	6.193	6.232	6.297	6.458
94- 4	5.927	6.010	6.061	6.076	6.090	6.129	6.173	6.211	6.274	6.431
94- 8	5.912	5.993	6.043	6.058	6.072	6.110	6.153	6.189	6.252	6.405
94-12	5.898	5.977	6.025	6.039	6.053	6.090	6.132	6.168	6.229	6.379
94-16	5.883	5.960	6.007	6.021	6.035	6.071	6.112	6.147	6.206	6.352
94-20	5.869	5.944	5.990	6.003	6.016	6.052	6.092	6.126	6.184	6.326
AVG LIFE	14.44	11.84	10.62	10.31	10.02	9.32	8.64	8.14	7.43	6.14
DURATION	8.96	7.92	7.40	7.26	7.13	6.80	6.46	6.19	5.79	4.99
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	7/33	6/33	4/33	12/29	9/23